UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
STARWOOD HOTEL & RESORTS WORLDWIDE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
85590A401
(CUSIP Number)
Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 23, 2008
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.	85590A401	13D	Page 2 of 9

1.	Name of Reporting Persons. EGI-SSE I, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC, OO

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Cayman Islands

	7.	Sole Voting Power

NUMBER OF		0

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		14,750,000

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10.	Shared Dispositive Power

		14,750,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	14,750,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	7.72%(1)

14.	Type of Reporting Person (See Instructions)

	PN
(1) Calculated based on approximately 191,000,000 shares of Common Stock, par value $0.01, outstanding on December 31, 2007, based on the information provided by the Issuer in its Form 8-K filed on January 31, 2008.

CUSIP No.	85590A401	13D	Page 3 of 9

1.	Name of Reporting Persons. EGI-SSE I Corp.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC, OO

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Cayman Islands

	7.	Sole Voting Power

NUMBER OF		0

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		14,750,000

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10.	Shared Dispositive Power

		14,750,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	14,750,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	7.72% (1)

14.	Type of Reporting Person (See Instructions)

	CO
(1) Calculated based on approximately 191,000,000 shares of Common Stock, par value $0.01, outstanding on December 31, 2007, based on the information provided by the Issuer in its Form 8-K filed on January 31, 2008.

CUSIP No.	85590A401	13D	Page 4 of 9

1.	Name of Reporting Persons. SZ Investments, L.L.C.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC, OO

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power

NUMBER OF		0

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		14,750,000

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10.	Shared Dispositive Power

		14,750,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	14,750,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	7.72% (1)

14.	Type of Reporting Person (See Instructions)

	OO
(1) Calculated based on approximately 191,000,000 shares of Common Stock, par value $0.01, outstanding on December 31, 2007, based on the information provided by the Issuer in its Form 8-K filed on January 31, 2008.

CUSIP No.	85590A401	13D	Page 5 of 9

1.	Name of Reporting Persons. Chai Trust Company, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC, OO

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Illinois

	7.	Sole Voting Power

NUMBER OF		0

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		14,750,000

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		0

WITH	10.	Shared Dispositive Power

		14,750,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	14,750,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	7.72% (1)

14.	Type of Reporting Person (See Instructions)

	OO
(1) Calculated based on approximately 191,000,000 shares of Common Stock, par value $0.01, outstanding on December 31, 2007, based on the information provided by the Issuer in its Form 8-K filed on January 31, 2008.

CUSIP No.	85590A401	13D	Page 6 of 9
ITEM 1. Security of the Issuer.
This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 1111 Westchester Avenue, White Plains, New York 10604.
ITEM 2. Identity and Background.
(a-c) This Statement is being filed by the following beneficial owners of Common Stock: EGI-SSE I, L.P., a Cayman Islands exempted limited partnership (“SSE”); EGI-SSE I Corp. a Cayman Islands exempted company (“General Partner”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). SSE, General Partner, SZI and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.
SSE is a limited partnership, the general partner of which is General Partner. There are no officers of SSE. The sole director of General Partner is:

Philip Tinkler	Vice President; Chief Financial Officer, Chief Operating Officer and Treasurer of Equity Group Investments, L.L.C. (“EGI”)
The executive officers of each of General Partner and SZI are as follows:

Samuel Zell	President; President and Chairman of EGI
William C. Pate	Vice President; Chief Investment Officer of EGI
Philip Tinkler	Vice President; Chief Financial Officer, Chief Operating Officer and Treasurer of EGI
General Partner is 100% owned and controlled by SZI. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin	Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602
James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

CUSIP No.	85590A401	13D	Page 7 of 9
The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) All of the executive officers and directors of each Reporting Person are United States citizens.
ITEM 3. Source and Amount of Funds or Other Consideration.
Between October 2, 2007 and January 31, 2008, SSE acquired 14,750,000 shares of Common Stock in open market purchases in a price range from $39.63 to $62.37 per share. The average purchase price per share was $49.97, for a total purchase price of $736,997,526.78. All funds used in the acquisition such shares of Common Stock by SSE were obtained from the working capital of SSE and from brokerage account margin loans maintained in the ordinary course of business.
Merrill Lynch International (“Merrill Lynch”) has extended and may continue to extend margin credit from time to time to SSE for the purchase of shares of Common Stock, subject to applicable Federal margin regulations, stock exchange rules and Merrill Lynch’s credit policies. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debt balance. The positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.
ITEM 4. Purpose of the Transaction.
The acquisition of Common Stock by SSE has been effected solely for the purpose of investment. SSE has no intention of participating in the formulation, determination or direction of the basic business decisions of the Issuer or any affiliate of the Issuer.
SSE intends to continue to review its investment in Common Stock from time to time depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may determine to sell through the open market or otherwise.
SSE has no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

CUSIP No.	85590A401	13D	Page 8 of 9
ITEM 5. Interest in Securities of the Issuer.
(a) and (b) To the best knowledge of the Reporting Persons, there were approximately 191,000,000 shares of Common Stock, par value $0.01, outstanding on December 31, 2007, based on the information provided by the Issuer in its Form 8-K filed on January 31, 2008. The 14,750,000 shares of Common Stock held by SSE held as of February 4, 2008, as to which each of SSE, General Partner, SZI and Chai Trust share voting or dispositive power, represent approximately 7.72% of the issued and outstanding shares of Common Stock. No other person named in Item 2 beneficially owns any shares of Common Stock.
(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.
(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by SSE.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None
ITEM 7. Exhibits.
None

CUSIP No.	85590A401	13D	Page 9 of 9
SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 4, 2008

EGI-SSE I, L.P.
By: EGI-SSE I Corp., its General Partner

EGI-SSE I CORP.

Each by:	/s/ PHILIP G. TINKLER

Name: Philip G. Tinkler
Title: Director

SZ INVESTMENTS, L.L.C.

Each by:	/s/ PHILIP G. TINKLER

Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ JAMES G. BUNEGAR

Name: James G. Bunegar
Title: Vice President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)